1775 I Street, N.W. Washington, DC 20006-2401 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

THOMAS FRIEDMANN thomas.friedmann@dechert.com +1 202 261 3313 Direct +1 202 261 3016 Fax

March 16, 2010

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549
Attn:  Dominic Minore

Re:	Golub Capital BDC LLC Amendment No. 2 to the Registration Statement on Form N-2 File No. 333-163279; 814-00794

Ladies and Gentlemen:

Golub Capital BDC LLC (including, after the expected statutory conversion of Golub Capital BDC LLC to Golub Capital BDC, Inc., a Delaware corporation, the “Company”) has today filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 2 (“Amendment No. 2”) to its Registration Statement on Form N-2 (Registration No. 333-163279) (the “Registration Statement”).  On behalf of the Company, we hereby respond to the oral comments raised by the staff (the “Staff”) of the Commission pursuant to telephone conversations held on March 3 between Kevin Rupert of the Staff and Thomas Friedmann of Dechert LLP, outside counsel to the Company, and on March 4 between Dominic Minore of the Staff and Mr. Friedmann.  For your convenience, a transcription of the Staff’s comments is included in this letter, and each comment is followed by the applicable response.  We will also provide courtesy copies of Amendment No. 2, as filed and marked with the changes from Amendment No. 1 to the Registration Statement, as filed with the Commission on February 5, 2010.

Registration Statement

1.
Prior to effectiveness of the registration statement, please have a representative from the Nasdaq Stock Exchange (“Nasdaq”) call the Staff to confirm that the Company’s common stock has been approved for listing, subject to notice of issuance.

US  Austin  Boston  Charlotte  Hartford  New York  Newport Beach  Philadelphia  Princeton  San Francisco  Silicon Valley  Washington DC
EUROPE  Brussels  London  Luxembourg  Moscow  Munich  Paris  ASIA  Beijing  Hong Kong

United States Securities and Exchange Commission Page 2 March 16, 2010

Response:

As requested, the Company will arrange for a representative of Nasdaq to call the Staff prior to effectiveness of the Registration Statement to confirm that the Company’s common stock has been approved for listing, subject to notice of issuance.

Prospectus Cover Page

2.	The fourth and fifth sentences of the fourth paragraph should be more prominent.

Response:

As requested, the Company has made the indicated disclosure more prominent by using a bold face font and moving the two sentences to the end of the paragraph in which they appear.

3.	Disclose on the prospectus cover page the net asset value per share of the Company’s common stock after giving effect to the Company’s conversion to a corporation.

Response:

As requested, the Company has disclosed on the prospectus cover page its December 31, 2009 net asset value per share on a pro forma basis after giving effect to the Company’s conversion from a Delaware limited liability company into a Delaware corporation (the “BDC Conversion”).

4.
In your response letter, provide us with your views on whether the private placement to Lawrence Golub and David Golub (the “Concurrent Private Placement”) should be integrated with the public offering of the Company’s common stock.

Response:

The Company respectfully submits that the Concurrent Private Placement should not be integrated with the proposed public offering of the Company’s securities.  As discussed in our first response letter to the Staff in connection with Amendment No. 1 to the Registration Statement, Securities Act Release No. 8828 (“Release No. 8828”) expressly recognizes that issuers in the registration process may continue to raise capital privately pending completion of a public offering, provided that prospective investors do not learn of a private placement through public filings or marketing efforts in connection with such a public offering.

United States Securities and Exchange Commission Page 3 March 16, 2010

The Commission’s integration guidance in Release No. 8828 clarifies that the filing of the registration statement does not eliminate an issuer’s ability to conduct a concurrent private offering, whether it is commenced before or after the filing of the registration statement.  Release No. 8828 focuses on how the investors in a private offering were solicited and whether the filing of the public offering registration statement should be considered a general solicitation or general advertising that forecloses the availability of the exemption for the private offering.  For example, if a prospective private placement investor became interested in a private placement through a substantive, pre-existing relationship with the issuer or direct contact by the issuer or its agents apart from the public offering effort, then the filing of the registration statement would not impact the availability of the exemption for the private placement, and the private placement could be conducted concurrently with the public offering.  In the case of the Concurrent Private Placement, Lawrence Golub and David Golub founded Golub Capital and its affiliated entities, organized the Company and have led its efforts to launch the proposed public offering of securities by the Company.   Each of them and the other officers or directors of the Company who may commit to participate in the Concurrent Private Placement, either directly or through their immediate family members or entities owned by, or family trusts for the benefit of, such persons, has agreed or will agree to invest in the Concurrent Private Placement to evidence his or her personal commitment to the Company and will agree to pay the same initial public offering price per share as investors in the public offering (although 100% of the proceeds of the Concurrent Private Placement will go to the Company, without payment of any underwriters’ discount or commission on such securities).   Each of these investors had a substantial, pre-existing business relationship with affiliates of the Company at the time the Registration Statement was initially filed and did not learn of the Concurrent Private Placement through public filings or marketing efforts in connection with such proposed public offering.

Because the investors in the Concurrent Private Placement became interested in the offering of the Company’s securities through means other than the Registration Statement, the Registration Statement did not serve as a general solicitation for the private offering, and the exemption for the private offering set forth in Release No. 8828 should be available.  Accordingly, on the basis of the foregoing, Company respectfully submits that integration of the Concurrent Private Placement and the public offering of the Company’s securities is not appropriate.

5.
Disclose on the prospectus cover page and elsewhere in the prospectus that the Company and, indirectly its stockholders, including investors in the public offering, will pay the expenses of registering the shares of common stock acquired by investors in the Concurrent Private Placement upon the exercise by such investors of their registration rights.

United States Securities and Exchange Commission Page 4 March 16, 2010

Response:

The Company has decided not to grant registration rights to the investors participating in the Concurrent Private Placement at this time.  In addition, the Company and GEMS have agreed to terminate the registration rights granted as part of the GC Private Placement.  Accordingly, the Company has revised its disclosure to eliminate references to the registering of shares of common stock acquired by investors in the Concurrent Private Placement and the GC Private Placement.

Prospectus Summary

6.	Please clarify that the conversion of the Company from a limited liability company into a corporation will occur after the date of the preliminary prospectus.

Response:

As requested, the Company has revised its disclosure to clarify that the BDC Conversion will occur immediately prior to the pricing of the public offering.

7.	Please disclose that the Company has no history of operating as a business development company.

Response:

As requested, the Company has disclosed under the heading “Prospectus Summary – Golub Capital BDC” that the Company has no history of operating as a business development company (“BDC”).

8.	Please disclose that GC Advisors LLC has no experience managing or administering a business development company.

Response:

As requested, the Company has disclosed under the heading “Prospectus Summary – Our Adviser” that GC Advisors LLC (“GC Advisors”) has no history of managing or administering a BDC.

9.	Please provide a plain English summary of mezzanine loans.

Response:

As requested, the Company has included under the heading “Prospectus Summary – Golub Capital BDC” a plain English description of mezzanine loans.

United States Securities and Exchange Commission Page 5 March 16, 2010

10.	Please include disclosure that GC Advisors LLC may not allocate investment opportunities to the Company fairly and equitably over the short-term or over time.

Response:

As requested, the Company has included under the heading “Prospectus Summary – Our Adviser” disclosure that there can be no assurance that GC Advisors will allocate investment opportunities to the Company fairly and equitably over the short-term or over time and enhanced the related risk factors accordingly.

11.
In your response letter, confirm that Buyout Magazine, M&A Advisor and ACG Mergers and Acquisitions have confirmed to the Company their willingness to be named in the prospectus or delete all references to these names.

Response:

As requested, the Company hereby confirms that Buyout Magazine, M&A Advisor and ACG Mergers and Acquisitions have confirmed their willingness to be named in the prospectus.

12.	Please include in the Prospectus Summary structure charts showing the formation transactions and current ownership of the Company.

Response:

As requested, the Company has included under the heading “Prospectus Summary – Recent Developments – Our Formation” a structure chart showing the formation transactions and current ownership of the Company.

13.	Please disclose whether the Capital Companies are affiliates of GC Advisors LLC.

Response:

As requested, the Company has disclosed under the heading “Prospectus Summary – Recent Developments – Our Formation” that Golub Capital Company IV, LLC, Golub Capital Company V LLC and Golub Capital Company VI LLC (collectively, the “Capital Companies”) are, and at the time of the formation transactions were, affiliates of GC Advisors.

14.
For each of the November 2009 formation transaction and the February 2010 GC Private Placement, disclose the estimated equivalent price per share of the consideration contributed or paid by the Capital Companies or GEMS, as applicable.

United States Securities and Exchange Commission Page 6 March 16, 2010

Response:

As requested, the Company has included under the heading “Prospectus Summary – Recent Developments – BDC Conversion” and as applicable throughout Amendment No. 2 placeholders for disclosure of the price per equivalent share on an estimated basis, of the cash paid (in the case of GEMS Fund, L.P. (“GEMS”)), and the value of the assets contributed (in the case of the Capital Companies), as applicable. This information will be completed once the price-related information and the size of the offering are finalized.

15.	Please provide an update as to the status of the amendment to the Existing Credit Facility.

Response:

As requested, the Company has included under the heading “Prospectus Summary – Recent Developments – Our Formation” an update as to the status of the contemplated amendment to the variable funding note indenture, dated as of July 27, 2007, between Golub Capital Master Funding LLC, as issuer (“GCMF”), and U.S. Bank National Association, as indenture trustee, and the other documents ancillary thereto, which amendment was executed on March 15, 2010.

16.	Delete the word “average” when describing the estimated equivalent price or alternatively explain the computation of such average.

Response:

As requested, the Company has deleted the word “average” throughout the prospectus when describing the estimated equivalent price of the shares of common stock in the Company to be received by the Capital Companies and GEMS upon the consummation of the BDC Conversion.

17.	Disclose that there is no minimum amount of borrowing capacity that may be allocated to any SBIC subsidiary of the Company and add appropriate risk disclosure.

Response:

As requested, the Company has disclosed under the heading “Prospectus Summary – Recent Developments – SBIC License” and as applicable throughout Amendment No. 2 that there is no minimum amount of borrowing capacity that must be allocated to the contemplated SBIC subsidiary of the Company and has modified the related risk factor accordingly.

United States Securities and Exchange Commission Page 7 March 16, 2010

The Offering

18.	Disclose in the prospectus an estimate of the costs associated with registering the privately placed securities for which registration rights have been or will be granted by the Company.

Response:

As started above, the Company has decided not to grant registration rights to the investors participating in the Concurrent Private Placement.  In addition, under the terms of the registration rights agreement between the Company and GEMS, the registration rights previously granted to GEMS were terminated through an agreement between the Company and GEMS.  Accordingly, the Company respectfully submits that no revisions to its existing disclosure are required.

Fees and Expenses

19.	Complete the Fees and Expenses table as part of your next filing.

Response:

The Company has not yet finalized the underlying information necessary to complete the Fees and Expenses table including, in particular, the expected size of the public offering of common stock.  Accordingly, the Company intends to complete the Fees and Expenses table in its next filing.

Risk Factors

20.
In the risk factor entitled “We may default under the Existing Credit Facility or be unable to amend, repay or refinance the Existing Credit Facility or enter into the New Credit Facility on commercially reasonable terms, or at all, which would have a material adverse effect on our business, financial condition and results of operations.” and elsewhere, update the disclosure as to the status of the commitment letter for the New Credit Facility.

Response:

As requested, the Company has revised the disclosure under the aforementioned risk factor and as applicable throughout Amendment No. 2 to reflect that the Company and Wachovia Bank, N.A. entered into a commitment letter for the new credit facility on March 15, 2010.

United States Securities and Exchange Commission Page 8 March 16, 2010

21.
Include separate risk disclosures regarding the security interests that have been granted as part of the Existing Credit Facility and that you would expect to grant as part of the New Credit Facility, including disclosures regarding the impact of such security interests on the ongoing operations of the Company.

Response:

As requested, the Company has included under the heading “Risk Factors – Risks Relating to Our Business and Structure – Provisions in the Existing Credit Facility and the New Credit Facility may limit our discretion in operating our business” a new risk factor regarding the security interests that have been and are expected to be granted to the Company’s creditors and the impact of such security interests on the ongoing operations of the Company.

22.
Please clarify in the risk factor entitled “We cannot assure you that we will be able to deploy the proceeds of our initial public offering, the Concurrent Private Placement and the GC Private Placement within the timeframe we have contemplated” and elsewhere whether any of the proceeds of the GC Private Placement have been used for the repayment of outstanding debt.

Response:

As requested, the Company has revised the disclosure under the aforementioned risk factor and as applicable throughout Amendment No. 2 to clarify that no proceeds of the GC Private Placement will be specifically designated for use to repay indebtedness prior to the date of the prospectus and that up to $50 million of the aggregate proceeds of the public offering, the Company’s cash-on-hand upon the closing of the public offering, including cash received from the GC Private Placement, the Concurrent Private Placement and the public offering, may be used to repay existing indebtedness upon the closing of the public offering.

The BDC Conversion

23.	Include under the caption “The BDC Conversion” the percentage ownership interest that GEMS will own in the Company following the completion of the offering.

Response:

As requested, the Company has included under the captions “The BDC Conversion” and “Management’s Discussion and Analysis of Financial Condition, Results of Operations and Cash Flows – Recent Developments and Estimates – BDC Conversion” placeholders for the percentage ownership interests that GEMS will own in the Company following completion of the offering.  This information will be completed once the price-related information and the size of the offering are finalized.

United States Securities and Exchange Commission Page 9 March 16, 2010

Management’s Discussion and Analysis of Financial Condition, Results of Operations and Cash Flows

24.	Please file the consents of Duff & Phelps, LLC, Murray, Devine & Co., Inc. and Mercer Capital Management, Inc. or delete their names from the prospectus.

Response:

As requested, the Company has filed the consents of the above-named valuation agents as exhibits to the Registration Statement.

25.
Under the subheading “Distributions” please disclose that stockholders who receive dividends and other distributions in the form of stock are subject to the same federal, state and local tax consequences as are stockholders who elect to receive their distributions in cash and that, since their cash dividends will be reinvested, such stockholders will not receive cash with which to pay any applicable taxes on reinvested dividends.

Response:

As requested, the Company has revised the disclosure under the heading “Management’s Discussion and Analysis of Financial Condition, Results of Operation and Cash Flows – Distributions” to state that stockholders who receive dividends and other distributions in the form of stock are subject to the same federal, state and local tax consequences as stockholders who elect to receive their distributions in cash and that, since any such cash dividends will be reinvested, such stockholders will not receive cash with which to pay any applicable taxes on these reinvested dividends.

The Company

26.
In your response letter, confirm that Reuters Loan Pricing Corporation and the other sources referenced in this section have confirmed to the Company their willingness to be named in the prospectus or remove their names from the prospectus.

United States Securities and Exchange Commission Page 10 March 16, 2010

Response:

As requested, the Company hereby confirms that Reuters Loan Pricing Corporation, Standard & Poor’s Corporation, LSTA and Buyouts Magazine have confirmed their willingness to be named in the prospectus.

27.	Delete the phrase “time-tested” when describing the criteria developed by Golub Capital for evaluating prospective portfolio companies.

Response:

As requested, the Company has deleted the phrase “time-tested” when describing the criteria developed by Golub Capital for evaluating prospective portfolio companies.

Management Agreements

28.	In the first paragraph under the subheading “Income and Capital Gains Incentive Fee Calculation,” please reference each of the two parts of the income and capital gains incentive fee calculation.

Response:

As requested, the Company has amended the disclosure under the heading “Management Agreements – Management Fee – Income and Capital Gains Incentive Fee Calculation” to reference each of the two parts of the income and capital gains incentive fee calculation.

Related Party Transactions and Certain Relationships

29.
Clarify whether the investment adviser to GCMF determined the par value or fair market value of the assets transferred to the Capital Companies and ensure the disclosure is consistent throughout the registration statement.

Response:

As requested, the Company has revised the disclosure under the heading “Related Party Transactions and Certain Relationships” to state that each of the assets distributed to the Capital Companies was distributed at par value and the Capital Companies, in turn, contributed cash in an amount equal to the par value of such assets to the Company, in each case as required by the Existing Credit Facility.  The Company also has revised the disclosure to state that the fair market value of the assets transferred to the Capital Companies was determined by the investment adviser to GCMF and ratified by the Company’s board of directors, and such amount is disclosed in the prospectus.

United States Securities and Exchange Commission Page 11 March 16, 2010

30.	In your disclosure regarding the voting agreements, please clarify that voting instructions will be given by limited partners and members that are not affiliated with the Company.

Response:

As requested, the Company has clarified that voting instructions under the voting agreements will be given by all of the partners and members in each of the Capital Companies, and that the partners and members that are not affiliated with the Company comprise more than 90% of such persons.

Underwriting

31.
Under the heading “Additional Underwriting Compensation,” expand the disclosure to confirm that the Company has not entered into any compensatory arrangements with the underwriters or any of their affiliates.

Response:

As requested, the Company has expanded the disclosure under the heading “Underwriting – Additional Underwriting Compensation” to confirm that the Company has not entered into any compensatory arrangements with the underwriters or any of their affiliates other than the arrangement to be provided for in the underwriting agreement, which is fully disclosed in the prospectus.

Financial Statements

32.
In Note 9 to the unaudited financials, please delete the phrase “and its lender” or clarify the lender’s role in the distribution of the loans.  In addition, please explain why such contributions were made to the Company’s restricted cash account.

Response:

As requested, the Company has deleted the phrase “and its lender” in Note 9 to its unaudited financial statements for the three months ended December 31, 2009 and has included disclosure explaining why the contributions were made initially to the Company’s restricted cash account prior to being repaid to the lender as required by the existing credit facility.

United States Securities and Exchange Commission Page 12 March 16, 2010

Part C

33.
Please note the signature requirements of Section 6(a) of the Securities Act of 1933, which requires that the registration statement also be signed by a majority of the registrant’s board of directors.  All required signatures should be included in your next pre-effective amendment.

Response:

The Company acknowledges the Staff’s comment.  As requested, Amendment No. 2 contains the signatures of at least a majority of the current members of the Board of Directors as well as the signatures of the Company’s principal executive officer, principal financial officer and principal accounting officer.

Other

34.	In your response letter, please address the Company’s compliance with the requirements of Form N-6F.

Response:

The Company acknowledges the Staff’s comment that it can provide no assurance of compliance with the Investment Company Act of 1940, as amended (the “1940 Act”), of any transactions undertaken by the Company since the expiration of the 90-day period specified in Rule 6-F under the 1940 Act, which commenced with the Company’s filing of Form N-6F on November 23, 2009.  At your request, the Company has reviewed all of the transactions it has completed since February 22, 2010 and those that it currently expects to undertake prior to its election to be regulated as a BDC exempt from registration under the 1940 Act through the filing of an election on Form N-54A.  On the basis of this review, the Company is not aware of any transactions or other actions that have been or will be taken since the expiration of such 90-day period that would be prohibited under the 1940 Act if the Company had already elected to be exempt from registration as a BDC.

35.	We note your response to our prior comment 13. Please disclose that the advisory fees of most closed-end funds are based on an entity’s net assets.

Response:

As requested, the Company has revised the disclosure under the heading “Prospectus Summary – Our Adviser” and as applicable throughout Amendment No. 2 to disclose that the advisory fees of most closed-end funds are based on an entity’s net assets.

United States Securities and Exchange Commission Page 13 March 16, 2010

36.
We note your response to our prior comment 73.  Please expand the last sentence of the last paragraph of the “Special Note Regarding Forward-Looking Statements” to indicate that the “safe harbor” provisions also do not apply to statements made in the Company’s periodic reports under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Response:

As requested, the Company has expanded the last sentence of the last paragraph of the “Special Note Regarding Forward Looking Statements” to indicate that the referenced “safe harbor” provisions also do not apply to statements made in the Company’s periodic reports under the Exchange Act.

37.
We note your response to our prior comment 79.  In your response letter, please confirm that estimates of all of the costs and expenses for which the Company will reimburse GC Advisors LLC, GC Service Company, LLC or their affiliates are included in the prospectus fee table.

Response:

As requested, the Company hereby confirms that estimates of all of the costs and expenses known to the Company for which the Company will be obligated to reimburse GC Advisors, GC Service and their affiliates under the Administration Agreement are included in the prospectus fee table.

38.
We note your response to our prior comment 80.  In your response letter, please discuss whether any of the Capital Companies could have claims (or other recourse) against the Company relating to the assets purchased and include appropriate risk disclosure, if necessary.

Response:

The Company does not believe that the Capital Companies have potential contractual claims or other legal recourse against it for breach of representations and warranties or other contractual provisions relating to the assets transferred to it. However, the Company cannot foreclose the possibility that common law fraud or other equitable claims could be made against it and, indirectly, against its stockholders.  The Company has expanded its risk factor disclosure accordingly.

United States Securities and Exchange Commission Page 14 March 16, 2010

39.
In your response letter, please discuss the letter dated April 6, 1982 from Stanley B. Judd, Deputy Chief Counsel, to Big Apple Capital Corp. and analyze the permissibility of the GC Private Placement and Concurrent Private Placement under such letter.

Response:

The Company respectfully submits that the sale of certain limited liability company interests in the Company to GEMS pursuant to the GC Private Placement and the sale of shares of the Company’s common stock to investors in the Concurrent Private Placement are consistent with the Staff’s position and guidance in the no-action letter dated May 6, 1982 (the “Big Apple Letter”), from Stanley B. Judd, Deputy Chief Counsel of the Staff, to Big Apple Capital Corp.  The Big Apple Letter provides that a BDC that sells shares to its private investors at a price per share below the then applicable net asset value per share of such BDC will likely violate Section 23(b) of the 1940 Act if such private investors pay less than the net asset value per share of the company as an operating business compared to the price at which shares of the BDC are sold in a roughly concurrent public offering and the BDC does not obtain prior approvals from the shareholders and the non-affiliated shareholders for such a private placement.  In the case of Big Apple Capital Corp., it privately sold 4.2 million common shares at $0.05 per share to some of its organizers, who were characterized in Big Apple Letter as “passive investors.” The sale of securities to the “passive investors” was to be followed by a public offering of 4.0 million shares at a price of $1.00 per share. While the organizers in the Big Apple Letter characterized themselves as passive investors, it is clear from the Staff response that the Staff interpreted the differential between the $0.05 per share subscription price and the $1.00 per share public offering price as a share for services arrangement disguised as an investment. Clearly, the investment by GEMS will be on terms roughly equivalent to those of the contemplated initial public offering and not characteristic of a share-for-services transaction.

In the Big Apple Letter, the Staff set forth its interpretation of the manner in which Section 63 of the 1940 Act applies the prohibitions of Section 23(b) of the 1940 Act to a BDC. The Big Apple Letter reviews the conditions of section 23(b) of the 1940 Act to sales of securities by a BDC.  The first condition, that any sale of securities at a price below net asset value be approved by a majority of all shareholders and non-affiliated shareholders, is stated in the Big Apple Letter not to apply to an initial public offering by a BDC of its securities.  In the case of the GC Private Placement, the Company was not, at the time of such private placement, a public company and had not made an election to be regulated as a BDC by filing a Form N-54A.  However, as described below, all of the members of the Company, including all of the non-affiliated members of the Company, unanimously approved the sale of limited liability company interests in the GC Private Placement at below net asset value per share.  As a result, the GC Private Placement comported fully with the requirements of Section 23(b) of the 1940 Act.

United States Securities and Exchange Commission Page 15 March 16, 2010

The Big Apple Letter then analyzed the application of two further conditions set forth in Section 63 in connection with a sale of securities by a BDC at a price below net asset value.  These conditions are: (1) a finding by a majority of a BDC’s directors or general partners who have no financial interest in the transaction, plan or arrangement, and who are not interested persons of such BDC, that the sale of such BDC’s securities at a price below net asset value is in the best interests of such BDC and its shareholders or partners; and (2) that the price at which such securities are sold is not less than a price which closely approximates the market value of those securities, less any distributing commission or discount if the offering is to be underwritten.  Big Apple did not address whether a majority of its disinterested directors or general partners made a determination as to the matters required by Section 63 under the 1940 Act, and the Commission concluded that its sale of shares to private investors at a price below its net asset value per share would likely violate Section 23(b) of the 1940 Act.

While not required in the context of the GC Private Placement, the Company’s members reviewed several factors regarding the manner in which the GC Private Placement would affect holders of the Company’s limited liability company interests, including the price of each limited liability company interest to be sold in the GC Private Placement and the discount to the Company’s net asset value per limited liability company interest that such price reflected.  Upon consideration of such factors, the Company’s members unanimously determined that it was in the best interests of the Company and of the Company’s members to consummate the GC Private Placement.  In addition, while the Company did not then have publicly traded common stock at the time of the GC Private Placement, the Company’s members determined that the price at which such limited liability company interests would be sold in the GC Private Placement closely approximated the market value of the Company’s shares of common stock.

Solely for purposes of responding to this comment, if the Company assumes an initial price to the public of $15.00 per share, GEMS would have acquired approximately 1.8 million shares at an estimated equivalent price and proceeds to the Company of $14.27 per share, and the Capital Companies would have received approximately 7.2 million shares in the formation transactions at an estimated equivalent price of $15.18 per share. The conclusions of the Company’s members were reviewed and ratified by the newly formed board of directors of the Company, and the independent directors on the board of directors of the Company, at their initial meeting on March 5, 2010.  Accordingly, the GC Private Placement would have been permissible under Section 63(2) of the 1940 Act.

With respect to the Concurrent Private Placement, the Company does not intend to sell its shares in the Concurrent Private Placement at a price below the net asset value per share in the public offering.  Rather, the price per share in the Concurrent Private Placement will be the same as the price per share for shares sold in the initial public offering.  Accordingly, the Company respectfully submits that the issue addressed in the Big Apple Letter is not relevant to the Concurrent Private Placement.

United States Securities and Exchange Commission Page 16 March 16, 2010

40.
Prior to effectiveness of the registration statement, please provide the Staff with acknowledgements from Golub Capital BDC LLC that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 202261.3313 (or by facsimile at 202.261.3333) or David J. Harris at 202.261.3385 (or by facsimile at 202.261.3333).  Thank you for your cooperation and attention to this matter.

Very truly yours,
/s/ Thomas J. Friedmann
Thomas J. Friedmann

cc:	David B. Golub, Golub Capital BDC LLC Jay L. Bernstein and Andrew S. Epstein, Clifford Chance US LLP Jonathan Waterman, McGladrey & Pullen, LLP David J. Harris, Dechert LLP